Registration Statement No. 333- 194144
Dated February 4, 2015
Filed pursuant to Rule 433

News
FOR IMMEDIATE RELEASE

Bank of Montreal Introduces First U.S. DTC-Eligible Gold Deposit Program
BMO GOLDR SEC-registered securities provide investors with a secure and convenient way to purchase gold bullion

NEW YORK, February 4, 2014 – Today Bank of Montreal, established in 1817, introduced the first gold deposit receipt program (“GOLDRs”) in the United States that is Depository Trust Company (DTC) eligible.  The initial offering is sized at $500,000,000.

“GOLDRs are SEC-registered securities that provide investors with a secure and convenient way to purchase unencumbered, allocated, physical gold bullion on a spot basis and hold it in Canada,” said Simon Carling, Managing Director, BMO Capital Markets. “As the first gold deposit receipt program in the U.S. that is DTC eligible, GOLDRs will resonate with a broad spectrum of investors who want to buy and hold interests in physical gold.”

The GOLDRs are issued by the Vaulted Gold Bullion Trust (the “Trust”) and represent direct gold bullion ownership.  GOLDRs can be acquired through financial intermediaries that are Authorized Participants under the program.

Highlights of the Industry First Program Include:

•	No annual fees: GOLDRs carry no annual fees

•	SEC-registered and DTC-eligible: GOLDRs are designed to be a book-entry solution for investors interested in having their gold bullion reflected in a brokerage account.

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Delivery of as little as one ounce:  GOLDRs are designed to provide investors with an opportunity to request physical delivery for as little as one ounce.  A holder will be required to pay a delivery fee to receive physical gold in permitted states.

•	No derivatives: The GOLDRs program does not use unallocated gold, gold certificates, exchange traded products, derivatives, financial instruments, or any product that represents encumbered gold.

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No empty vault risk:  GOLDRs are designed to eliminate “empty vault risk,” or gold bullion lending risk (i.e., the practice of the gold custodian lending, pledging, hypothecating, re-hypothecating or otherwise encumbering any of the investor’s underlying gold bullion).

•	Alternative to Unregulated Storage Programs: GOLDRs offer an alternative to physical gold bullion storage providers or programs that are operated by unregulated entities.

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No tracking error:  GOLDRs eliminate the price variance risk that may be associated with traditional gold-backed exchange traded products which may trade at a discount or premium to net asset value, or NAV.

To learn more about GOLDRs, including the risks associated with an investment, please visit:  www.bmogold.com

GOLDRs are not listed or traded on a securities exchange and are continuously offered through BMO Capital Markets Corp., acting as sole placement agent.  GOLDRs may only be purchased, sold, or redeemed through Authorized Participants under the program.  Under no circumstances can any purchase of GOLDRs be made with borrowed funds or leverage from, or on margin provided by, an Authorized Participant.

GOLDRs are issued by the Vaulted Gold Bullion Trust, a trust that is not an investment company registered under the U.S. Investment Company Act of 1940 nor a commodity pool for purposes of the U.S. Commodity Exchange Act.  The Trust is not actively managed.  GOLDRs are not interests in, nor obligations of, Bank of Montreal.  An investment in GOLDRs may not be appropriate for all investors and is subject to significant risks and investors should carefully consider the risk factors contained in the prospectus prior to making an investment decision.

GOLDRs will be issued pursuant to a registration statement that was previously filed with, and declared effective by, the U.S. Securities and Exchange Commission (SEC).  Before you invest, you should read the final prospectus that has been filed with the SEC for more complete information about the offering. Any offer will be made only by means of a prospectus, which may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, copies may be obtained from BMO Capital Markets Corp., 3 Times Square, 27th Floor, New York, NY 10036 Attention: GOLDRs Team, by calling toll-free at 1-844-266-4537 or by email at bmo.gold@bmo.com.  See the registration statement for prohibitions on solicitations in certain states.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the GOLDRs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified financial services organization based in North America.  The bank offers a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers.  BMO Financial Group had total assets of $589 billion and more than 46,000 employees at October 31, 2014.

About BMO Capital Markets
BMO Capital Markets is a leading, full-service North American financial services provider. With more than 2,300 employees operating in 29 locations, including 16 in North America, BMO Capital Markets offers corporate, institutional and government clients access to a complete range of investment and corporate banking products and services. BMO Capital Markets is a member of BMO Financial Group (NYSE:BMO)(TSX:BMO), one of the largest diversified financial services providers in North America with total assets of more than CDN $589 billion and approximately 46,000 employees at October 31, 2014.

Media Contacts:

Pav Jordan, Toronto, pav.jordan@bmo.com, (416) 867-3996

Internet: www.bmo.com	Twitter: @BMOmedia